SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No.   1  )(1)

                              Ark Restaurants Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    040712101
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                                 (CUSIP Number)

                                  Arthur Zankel

                                 535 Madison Avenue
                                 New York, NY 10022      212-421-7250
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 26, 2000
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of 3 Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)

CUSIP No.   040712101                 13D                   Page 2  of  3 Pages

                        Arthur Zankel

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

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3    SEC USE ONLY


                                                        PF

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4    SOURCE OF FUNDS*



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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]




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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                        US

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               7    SOLE VOTING POWER                   222,500

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                 -0-
BENEFICIALLY

  OWNED BY

               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER              222,500

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER            -0-
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        222,500

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        6.99%

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14   TYPE OF REPORTING PERSON*
                                                        IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   040712101                 13D                   Page 3  of 3  Pages
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Item 1.  Security and Issuer.

This statement relates to the common stock, $.01par value, of Ark Restaurants Corp., 85 Fifth Avenue, New York, NY 10003.

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Item 2.  Identity and Background.

     (a)        Arthur Zankel

     (b)        535 Madison Avenue, New York, NY 10022

     (c)        Fund Manager, Zankel Management LP

     (d) During the last five years he has not been convicted in any criminal proceeding.

     (e) During the last five years he has not been a party to a civil proceeding as a result of which he was or is subject to the federal securities laws.

     (f)        U.S. Citizen

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Item 3.  Source and Amount of Funds or Other Consideration.

        $2,045,564.08 from personal funds, non of which was borrowed.

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Item 4.  Purpose of Transaction.

    The securities were acquired solely for investment purposes.

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Item 5.  Interest in Securities of the Issuer.

     (a)        222,500   shares              6.99%

     (b)        sole voting power:                      222,500 shares
                sole dispositive power:                 222,500 shares

     (c) Mr. Zankel effected the following purchase transactions during the past sixty (60) days:

                     Amt. of                 Price           Where
    Trade Date      Securities              Per Share       Transacted

    6/26/00            10,000               $ 7.11         All trades
    6/28/00             8,400               $ 7.04         transacted on
    6/29/00             4,100               $ 7.05         the NASDAQ
                                                           Over the Counter
                                                           Market
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                None
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Item 7.  Material to be Filed as Exhibits.

                None

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     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                                7/6/00
                                       ----------------------------------------
                                                         (Date)

                                                Arthur Zankel
                                       ----------------------------------------
                                                       (Signature)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).